January 14, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention: Michelle Miller and Mark Brunhofer

Re:	QCR Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed March 12, 2021

Form 10-Q for the quarterly period ended September 30, 2021

Filed November 5, 2021

File No. 000-22208

Dear Ms. Miller and Mr. Brunhofer:

We submit this letter in response to the verbal comments QCR Holdings, Inc. (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission on January 12, 2022 with respect to (i) the Staff’s letter dated December 16, 2021 (the “Comment Letter”) concerning the above-captioned filings of the Company and (ii) the Company’s letter dated December 23, 2021 submitted in response to the Comment Letter.

In accordance with the Staff’s verbal comments, the Company represents that it will enhance the disclosure of the Company’s Low Income Housing Tax Credit (“LIHTC”) project lending business, and the revenue recognized from the related interest rate swaps. In particular, the Company commits to expanding its dislcosures in future filings, including the following sections of the Form 10-K to be filed for the fiscal year ended December 31, 2021:

1.	Part I Item 1. Business – Lending/Leasing – CRE Lending

2.	Part I Item 1A. Risk Factors

3.	Part II Item 7. MD&A – Strategic Developments

4.	Part II Item 7. MD&A – Results of Operations – Noninterest Income

5.	Part II Item 7. MD&A – Financial Condition – Loans/Leases

6.	Part II Item 8. Financial Statements – Note 1: Nature of Business and Significant Accounting Policies

7.	Part II Item 8. Financial Statements – Note 4: Loans/Leases Receivable

8.	Part II Item 8. Financial Statements – Note 7: Derivatives and Hedging Activities

For the expanded disclosures, we will include a more thorough discussion of the characteristics of the LIHTC project lending business, including trends, concentrations, uncertainties and inherent risks, including how we monitor and mitigate those risks.

In addition, we will provide more detail of the components of the line item “Swap fee income/capital markets revenue” in our financial statements, and increase our discussion of these results in our MD&A disclosures.

The Company believes the foregoing provides a complete response to the Staff’s verbal comments. Thank you for your time and feedback on the Company’s disclosures. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (309) 743-7745 or tgipple@qcrh.com.

Sincerely,

/s/ Todd A. Gipple

Todd A. Gipple
President/CFO/COO

QCR Holdings, Inc.	2